UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

__________________________

PRESTIGE BRANDS HOLDINGS, INC.

(Name of Subject Company)

__________________________

PRESTIGE BRANDS HOLDINGS, INC.

(Name of Person(s) Filing Statement)

__________________________

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74112D101

(CUSIP Number of Class of Securities)

__________________________

Matthew M. Mannelly

President and Chief Executive Officer

90 North Broadway

Irvington, New York 10533

(914) 524-6810

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David Fox, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Set forth below is a copy of a press release first published, sent or given to security holders by Prestige Brands Holdings, Inc. on May 3, 2012.

Prestige Brands Comments on Genomma Lab’s Withdrawal

of its Acquisition Proposal

IRVINGTON, N.Y.—May 3, 2012-- Prestige Brands Holdings, Inc. (NYSE - PBH) today issued the following statement in response to Genomma Lab’s withdrawal of its unsolicited acquisition proposal:

“Prestige has stated repeatedly that it is open to considering offers that would create compelling value for stockholders and offer certainty of closing. That is still the case. Prestige’s Board of Directors carefully reviewed Genomma's proposal with the assistance of its financial and legal advisors and, after thorough consideration in accordance with its fiduciary duties, determined that the proposed price was inadequate and the proposal was not in the best interests of Prestige Brands and its stockholders. Over the past three years, Prestige has transformed its business through initiatives that have accelerated growth for its core OTC brands and acquisitions that have bolstered its position in the OTC market. The Company remains confident that its proven brand-building strategies will enable it to continue to deliver superior value and looks forward to updating stockholders on its strong performance and ongoing strategy in its upcoming earnings release and presentation on May 17, 2012.”

Sawaya Segalas & Company, LLC and Morgan Stanley & Co. LLC are financial advisors to the Company and Kirkland & Ellis LLP is legal counsel.

About Prestige Brands Holdings, Inc.

The Company markets and distributes brand name over-the-counter and household cleaning products throughout the U.S., Canada, and certain international markets. Core brands include Chloraseptic® sore throat treatments, Clear Eyes® eye care products, Compound W® wart treatments, The Doctor’s® NightGuard® dental protector, the Little Remedies® and PediaCare® lines of pediatric over-the-counter products, Efferdent® denture care products, Luden’s® throat drops, Dramamine® motion sickness treatment, BC® and Goody’s® analgesics, Gaviscon® antacid and Beano® gas treatment.

Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the federal securities laws. “Forward-looking statements” generally can be identified by the use of forward-looking terminology such as “assumptions,” “target,” “guidance,” “outlook,” “plans,” “projection,” “may,” “will,” “would,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “potential,” or “continue” (or the negative or other derivatives of each of these terms) or similar terminology. Forward-looking statements in this news release include, without limitation, statements regarding a possible transaction involving the Company. These statements are based on management’s estimates and assumptions with respect to future events and are believed to be reasonable, although they are inherently uncertain and difficult to predict. Actual results could differ materially from those expected as a result of a variety of factors. A discussion of factors that could cause results to vary is included in the Company’s Annual Report on Form 10-K and other periodic reports filed with the Securities and Exchange Commission (the “SEC”).

Additional Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of the Company has commenced at this time. If a tender offer is commenced, the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC within 10 business days from the date of commencement of such tender offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC by the Company through the SEC’s website at www.sec.gov and the Company’s website at www.prestigebrands.com, or by directing a request to Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533, Attn: Investor Relations.

The Company has filed with the SEC a preliminary proxy statement in connection with its 2012 Annual Meeting of Stockholders. The Company expects to file with the SEC a definitive proxy statement in connection with its 2012 Annual Meeting of Stockholders and may file other proxy soliciting materials in connection therewith. Any definitive proxy statement will be mailed to stockholders of the Company. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC by the Company through the SEC’s website at www.sec.gov and the Company’s website at www.prestigebrands.com, or by directing a request to Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533, Attn: Investor Relations.

Certain Information Regarding Participants

The Company, its directors and certain of its executive officers and other employees are deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with its 2012 Annual Meeting of Stockholders. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2011, which was filed with the SEC on May 13, 2011, and its preliminary proxy statement for the 2012 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2012. To the extent holdings of the Company’s securities have changed since the amounts disclosed in the preliminary proxy statement for the 2012 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership of Securities on Form 4 filed with the SEC. Additional information regarding the participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement the Company has filed with the SEC in connection with its 2012 Annual Meeting of Stockholders. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC by the Company through the SEC’s website at www.sec.gov and through the Company’s website at www.prestigebrands.com, or by directing a request to Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533, Attn: Investor Relations.

Contacts

Investors

Prestige Brands Holdings, Inc.

Dean Siegal

914-524-6819

or

MacKenzie Partners Inc.

Dan Burch or Bob Marese

212-929-5500

Media

Sard Verbinnen & Co

Hugh Burns or Robin Weinberg

212-687-8080

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